September 21, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER COMMENCES SURFACE DRILL PROGRAM AT SAN IGNACIO MINE PROPERTY IN GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to announce the commencement of a surface drilling program at the San Ignacio Mine property, Guanajuato. The property is located approximately 5 kilometres west-northwest of the City of Guanajuato, where Great Panther operates its flagship Guanajuato Silver-Gold Mine. The property was part of the package purchased by Great Panther in 2005 but, due to the Company’s focus on the main mine complex, it has not conducted any work at San Ignacio until this year. The past-producing San Ignacio Mine was put on care-and-maintenance by the previous owners in 2001 due to low metal prices but the infrastructure is still intact.

The San Ignacio Mine property covers part of the La Luz vein district, which is parallel to, and west of, the principal Veta Madre structure that hosts the main Guanajuato mines (see map on website at http://www.greatpanther.com/i/pdf/SanIgnacio-LocationMap-Sep10.pdf). The La Luz district marks the site of the first discovery of silver in the area, in the year 1548, which led to the discovery of the Veta Madre silver-gold deposits in 1550. It comprises a swarm of generally north-northwest striking, west dipping quartz veins and breccias with associated low sulphidation silver-gold mineralization, along an approximate 8 kilometre long trend.

Great Panther’s San Ignacio Mine property covers approximately 4 kilometres of strike length on the La Luz vein system and is contiguous with Endeavour Silver’s Bolanitos Mine property that is currently in production. The San Ignacio Mine exploited only about 500 metres of strike length along one of the three known structures on the property and there is no record of any previous exploration elsewhere on the claim block. Production records from 1977 to 2001 indicate that a total of 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from this small portion of the property at an average rate of approximately 85 tonnes per day. This is similar to the grade that was mined at Guanajuato prior to Great Panther’s purchase of the mines in 2005 but the Company has more than doubled this grade since then with increased grade control and improved mining methods. As there is no processing facility at San Ignacio, ore was trucked back to the Cata Plant in the main mine complex in Guanajuato, approximately 20 kilometres by road.

A program of geological mapping and rock sampling completed in 2010 by Great Panther indicates that the three known structures on the San Ignacio property are up to 4 kilometres long and contain irregular silica breccia “veins” hosting gold and silver mineralization. The initial interpretation is that the surface at San Ignacio, at an elevation of approximately 2,300 metres above sea level (“masl”), is generally above the upper limits of the epithermal gold-silver systems found in the area. Mineralization at Great Panther’s main mine complex on the Veta Madre structure extends from a surface elevation of approximately 2,200 masl in the Valenciana area to a depth of 1,500 masl in the recent deep drilling in the Rayas area (see news release September 7, 2010).

The initial 2,000 metre core drilling program at San Ignacio will complete a section across the three main structures and test them from 100 to 200 metres below surface. The drilling will be completed in an area where sampling on the Plateros Vein returned 1.3g/t gold and 124g/t silver over a 1.3 metre width, sampling on the Melladito Vein returned 0.48g/t gold and 106g/t silver over a 1.0 metre width, and sampling on the Nombre de Dios Vein returned 1.83g/t gold and 164g/t silver over a 1.8 metre width.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. A full QA/QC program will be followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples will be conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.